EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited First Quarter 2022 Financial Results

Singapore, June 10, 2022 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the first quarter ended March 31, 2022.

“The macro environment was more difficult in the first quarter versus a year ago, as investors were wary of geopolitical conflicts, high inflation in the U.S and Federal Reserve tightening”, stated Mr. Wu Tianhua, CEO and Director of UP Fintech, “Total revenues were US$52.6 million this quarter, decreased 35.2% year over year, primarily driven by a slowdown in trading commission and underwriting revenue, while interest income stayed flat thanks to the gradual buildup of self-clearing and securities lending business in the U.S. On a quarter over quarter basis, total trading volume increased by 6.0% with a moderate uptick in trading commissions.”

We added 30,150 funded accounts this quarter, bringing total number of funded accounts to 703,500, an increase of 87.1% from the same quarter last year. Total client assets decreased year over year due to mark-to-market loss, but we saw strong net asset inflow of US$3.5 billion this quarter, demonstrates user confidence in our platform even with increased market uncertainty.

We continued to invest in research and development to improve operational efficiency and to enhance user experience.  In the first quarter, we started to self-clear Singapore equities, which will lower clearing and custodian cost for our Singapore users in the future. For U.S. securities, by the end of the first quarter, over 90% of cash equities and 70% of options contracts were already self-cleared through our U.S subsidiaries. We are also upgrading our Hong Kong infrastructure so we can start self clearing Hong Kong equities in the next few quarters.

Our corporate businesses continue to perform despite the weak market backdrop. We underwrote 7 U.S. IPOs in the first quarter, making us one of the most active underwriters for U.S equity issuance. We also added 25 ESOP clients in the first quarter and serve 338 ESOP clients in total as of March 31, 2022. In wealth management, we continued to add new funds to our Fund Mall to provide users with diversified investment options.

Financial Highlights for First Quarter 2022

•Total revenues decreased 35.2% year-over-year to US$52.6 million.

•Total net revenues decreased 35.3% year-over-year to US$49.0 million.

•Net loss attributable to UP Fintech was US$5.9 million compared to a net income of US$21.1 million in the same quarter of last year.

•Non-GAAP net loss attributable to UP Fintech was US$1.9 million, compared to a non-GAAP net income of US$23.5 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for First Quarter 2022

•Total account balance decreased 29.0% year-over-year to US$15.2 billion.

•Total margin financing and securities lending balance decreased 27.8% year-over-year to US$1.7 billion.

•Total number of customers with deposit increased 87.1% year-over-year to 703,500.

Selected Operating Data for First Quarter 2022

	As of and for the three months ended
	March 31,	December 31,	March 31,
	2021	2021	2022
In 000's
Number of customer accounts	1,400.2	1,845.9	1,896.2
Number of customers with deposit	376.0	673.4	703.5
Number of options and futures contracts traded	11,115.3	8,200.3	8,420.4
In USD millions
Trading volume	123,831.5	85,896.3	91,016.9
Trading volume of stocks[1]	60,919.2	33,302.9	34,700.8
Total account balance	21,414.6	17,082.5	15,210.3

[1]	Refer to the disclosure under the heading “Changes of Operating Data Disclosure” below for a description of changes to how trading volume is presented compared to prior quarters.

First Quarter 2022 Financial Results

REVENUES

Total revenues were US$52.6 million, a decrease of 35.2% from US$81.3 million in the same quarter of last year.

Commissions were US$30.5 million, a decrease of 42.4% from US$52.9 million in same quarter of last year, due to a decrease in trading volume and market activities.

Financing service fees were US$1.6 million, a decrease of 30.1% from US$2.2 million in the same quarter of last year, primarily due to a decrease in margin financing and securities lending activities.

Interest income was US$15.5 million, a slight decrease of 1.1% from US$ 15.6 million in same period of last year.

Other revenues were US$5.1 million, a decrease of 51.1% from US$10.5 million in the same quarter of last year, primarily due to the slowdown in underwriting related business and currency exchange service.

Interest expense was US$3.7 million, a decrease of 34.0% from US$5.5 million in the same quarter of last year, primarily due to interest expense savings from self-clearing and a slowdown of Hong Kong IPO financing.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$54.9 million, an increase of 17.6% from US$46.7 million in the same quarter of last year.

Execution and clearing expenses were US$4.5 million, a decrease of 45.1% from US$8.2 million in the same quarter of last year due to self-clearing of US cash equities and lower trading volume.

Employee compensation and benefits expenses were US$27.5 million, an increase of 66.9% from US$16.5 million in the same quarter of last year, as we have added headcount last year to support overseas growth.

Occupancy, depreciation and amortization expenses were US$2.0 million, an increase of 68.5% from US$1.2 million in the same quarter last year due to increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$6.4 million, an increase of 61.1% from US$4.0 million in the same quarter last year, in line with rapid user growth and expanded market data coverage.

Marketing and branding expenses were US$10.0 million, a decrease of 22.2% from US$12.8 million in the same quarter last year, as we slowed down marketing spending aimed at weaker market backdrop.

General and administrative expenses were US$4.5 million, an increase of 12.2% from US$4.1 million in the same quarter last year, primarily due to increased professional services expenses and general expenses resulting from business expansion.

NET LOSS/INCOME ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net loss attributable to UP Fintech was US$5.9 million, as compared to a net income of US$21.1 million in the same quarter of last year. Net loss per ADS – diluted was US$0.039, as compared to a net income per ADS – diluted of US$0.143 in the same quarter of last year.

Non-GAAP net loss attributable to UP Fintech, which excludes share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds, was US$1.9 million, as compared to a US$23.5 million non-GAAP net income attributable to UP Fintech in the same quarter of last year. Non-GAAP net loss per ADS – diluted was US$0.013 as compared to a non-GAAP net income per ADS – diluted of US$0.159 in the same quarter of last year.

For the first quarter of 2022, the Company’s weighted average number of ADSs used in calculating non-GAAP net loss per ADS – diluted was 151,950,773. As of March 31, 2022, the Company had a total of 2,292,492,101 Class A and B ordinary shares outstanding, or the equivalent of 152,832,807 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of March 31, 2022, the Company's cash and cash equivalents and term deposits were US$352.9 million, compared to US$272.1 million as of December 31, 2021.

As of March 31, 2022, the allowance balance of receivables from customers was US$0.7 million compared to US$0.5 million as of December 31, 2021, which was due to an increase in our user base and stock price fluctuation.

Changes of Operating Data Disclosure:

For the purpose of providing more relevant information to facilitate investors’ understanding of our business, the Company has determined to provide the number of contracts traded of options and futures on a quarterly basis starting from this quarter. Historically, the Company has disclosed total trading volume of stocks, options and futures (notional volume) on an aggregate basis. Beginning this quarter, the Company will be disclosing the trading volume of stocks on a stand-alone basis, and will disclose the number of contracts traded of options and futures. As a result of this change, our trading volume as reported for prior quarters will be retrospectively recast to represent trading volume of stocks on a stand-alone basis in addition to trading volume on an aggregate basis. The effect of this recast is illustrated in the table below:

	As of and for the three months ended
	March 31,	December 31,	March 31,
	2021	2021	2022
In USD millions
Historic presentation: trading volume	123,831.5	85,896.3	91,016.9
New presentation: trading volume of stocks	60,919.2	33,302.9	34,700.8

We have adopted this change because our management has determined that the number of options and futures contracts traded is a more relevant metric for understanding and managing our business than the trading volume of options and futures presented on an aggregate basis with trading volume of stocks. In future disclosures of our earnings, we expect to report trading volume of stocks and the number of options and futures contracts traded in lieu of aggregate trading volume. This change did not affect previously disclosed operating data other than as described above.

Director Resignation:

Mr. Lei Huang has tendered his resignation as a director of the Company, effective on June 9, 2022, due to personal reasons. Mr. Huang remains the CEO of US Tiger Securities Inc and TradeUP Securities, Inc. and he will focus on the Company’s business operation in the U.S.A. His resignation did not result from any disagreement with the Company.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on June 10, 2022, U.S. Eastern Time (8:00 PM on June 10, 2022 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Participants may register for the conference call by navigating to:

http://apac.directeventreg.com/registration/event/2768763

Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and registrant id. The conference ID: is 2768763

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through June 18, 2022. Dial-in numbers for the replay are as follows:

International: +61 2 90034211
Passcode: 2768763

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to UP Fintech Holding Limited as net loss or income attributable to UP Fintech Holding Limited excluding share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss or income attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 28, 2022. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars ("US$"))

	As of December 31,	As of March 31,
	2021	2022
	US$	US$
Assets:
Cash and cash equivalents	269,057,708	349,805,441
Cash-segregated for regulatory purpose	1,431,827,247	1,772,966,318
Term deposits	3,044,461	3,054,318
Receivables from customers (net of allowance of US$518,741 and US$675,034 as of December 31, 2021 and March 31, 2022)	664,657,453	613,202,051
Receivables from brokers, dealers, and clearing organizations:
Related parties	804,639,024	—
Others	75,143,153	825,960,699
Financial instruments held, at fair value	3,902,987	5,626,713
Prepaid expenses and other current assets	16,051,623	15,508,929
Amounts due from related parties	2,947,871	5,141,174
Total current assets	3,271,271,527	3,591,265,643
Non-current assets:
Right-of-use assets	6,613,520	5,537,458
Property, equipment and intangible assets, net	14,031,652	13,940,530
Goodwill	2,492,668	2,492,668
Long-term investments	9,777,844	8,839,312
Other non-current assets	4,973,085	4,001,683
Deferred tax assets	12,258,360	14,050,854
Total non-current assets	50,147,129	48,862,505
Total assets	3,321,418,656	3,640,128,148
Current liabilities:
Payables to customers	2,509,492,814	2,823,156,568
Payables to brokers, dealers and clearing organizations:
Related parties	170,338,199	—
Others	499,978	175,904,744
Accrued expenses and other current liabilities	33,746,177	36,650,505
Deferred income-current	1,213,647	1,191,515
Lease liabilities-current	2,610,041	1,628,525
Amounts due to related parties	2,039,287	1,662,927
Total current liabilities	2,719,940,143	3,040,194,784
Convertible bonds
Related parties	25,330,766	—
Others	123,510,910	152,454,838
Deferred income-non-current	1,382,091	1,088,225
Lease liabilities- non-current	3,092,913	2,923,316
Deferred tax liabilities	1,535,965	1,474,786
Total liabilities	2,874,792,788	3,198,135,949
Shareholders’ equity:
Class A ordinary shares	20,599	21,948
Class B ordinary shares	2,221	976
Additional paid-in capital	484,335,291	484,694,547
Statutory reserve	3,562,888	3,562,888
Accumulated deficit	(45,788,131)	(51,508,913)
Treasury stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive income	6,665,819	7,393,572
Total shareholders’ equity	446,625,868	441,992,199
Total liabilities and shareholders’ equity	3,321,418,656	3,640,128,148

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended
	March 31,	December 31,	March 31,
	2021	2021	2022
	US$	US$	US$
Revenues(a):
Commissions	52,894,103	29,859,784	30,470,318
Interest related income
Financing service fees	2,239,870	2,281,978	1,566,458
Interest income	15,631,913	20,267,624	15,456,486
Other revenues	10,511,488	9,785,272	5,135,441
Total revenues	81,277,374	62,194,658	52,628,703
Interest expense(a)	(5,532,690)	(3,831,380)	(3,650,690)
Total Net Revenues	75,744,684	58,363,278	48,978,013
Operating costs and expenses:
Execution and clearing(a)	(8,213,722)	(6,868,211)	(4,508,760)
Employee compensation and benefits	(16,462,536)	(28,366,044)	(27,475,391)
Occupancy, depreciation and amortization	(1,215,248)	(1,800,886)	(2,047,168)
Communication and market data(a)	(3,953,961)	(7,733,877)	(6,369,107)
Marketing and branding	(12,803,374)	(11,594,222)	(9,956,833)
General and administrative	(4,051,434)	(8,527,769)	(4,547,384)
Total operating costs and expenses	(46,700,275)	(64,891,009)	(54,904,643)
Other income (expense):
Others, net	(964,699)	195,214	(425,643)
Income (loss) before income tax	28,079,710	(6,332,517)	(6,352,273)
Income tax (expenses) benefits	(7,023,382)	953,401	473,690
Net income (loss)	21,056,328	(5,379,116)	(5,878,583)
Net income (loss) attributable to UP Fintech Holding Limited	21,056,328	(5,379,116)	(5,878,583)
Other comprehensive (loss) income, net of tax:
Unrealized loss on available-for-sale investments	—	—	(265,687)
Changes in cumulative foreign currency translation adjustment	(235,850)	1,519,564	993,440
Total Comprehensive income (loss)	20,820,478	(3,859,552)	(5,150,830)
Net income (loss) per ordinary share:
Basic	0.010	(0.002)	(0.003)
Diluted	0.010	(0.002)	(0.003)
Net income (loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.148	(0.036)	(0.039)
Diluted	0.143	(0.036)	(0.039)
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share:
Basic	2,128,130,208	2,266,866,528	2,279,261,602
Diluted	2,210,465,791	2,266,866,528	2,279,261,602
(a)	Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended
	March 31,	December 31,	March 31,
	2021	2021	2022
	US$	US$	US$
Revenues:
Commissions	13,334,528	4,865,912	3,986,037
Interest related income
Financing service fees	2,239,870	2,281,978	1,329,490
Interest income	9,281,680	6,696,241	4,692,011
Other revenues	5,957,010	2,847,951	1,805,126
Interest expense	(4,259,765)	(2,859,934)	(2,056,556)
Execution and clearing	(5,908,113)	(3,348,491)	(1,751,505)
Communication and market data	—	(25,000)	(25,000)

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended March 31, 2021				For the three months ended December 31, 2021				For the three months ended March 31, 2022
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		1,799,208	(1)			5,455,318	(1)			3,459,283	(1)
		600,000	(2)			—	(2)			472,605	(2)
		29,870	(3)			—	(3)			—	(3)
Net income (loss) attributable to UP Fintech Holding Limited	21,056,328	2,429,078		23,485,406	(5,379,116)	5,455,318		76,202	(5,878,583)	3,931,888		(1,946,695)

Net income (loss) per ADS - diluted	0.143			0.159	(0.036)			0.000	(0.039)			(0.013)
Weighted average number of ADSs used in calculating diluted net income (loss) per ADS	147,364,386			147,364,386	151,124,435			161,049,884	151,950,773			151,950,773

(1)  Share-based compensation.

(2)  Impairment loss from long-term investments

(3)  Fair value change from convertible bonds